April 23, 2026

VIA EDGAR

Securities and Exchange Commission

Commission Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attention:

Re:	Copart, Inc.

Form 10-K for the Fiscal Year Ended July 31, 2025

Filed September 26, 2025

File No. 000-23255

Ladies and Gentlemen:

Copart, Inc. (the “Company”) submits this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated April 14, 2026, relating to the Company’s Form 10-K for the fiscal year ended July 31, 2025 (File No. 000-23255) originally filed with the Commission on September 26, 2025.

In this letter, the comments from the Staff have been reproduced in italicized, bold type, and are followed by the Company’s response.

Form 10-K for the Fiscal Year Ended July 31, 2025

Index to Consolidated Financial Statements

Note 14. Segments and other Geographic Reporting, page 80

1.

Please tell us how your disclosure complies with the requirement to disclose how the chief operating decision maker uses your reported measures of segment profit or loss in assessing segment performance and deciding how to allocate resources pursuant to ASC 280-10-50-29.f. Refer to ASC 280-10-55-47.bb for guidance.

The Company respectfully acknowledges the Staff’s comment and the requirements of ASC 280-10-50-29.f and the illustrative guidance in ASC 280-10-55-47.bb.

In response to the Staff’s comment, the Company proposes to enhance its segment disclosure in future periodic filings to explicitly describe how the CODM utilizes these measures. Specifically, the CODM uses Operating Income by segment to evaluate the operational efficiency of each segment, and determine the allocation of capital for land acquisitions and infrastructure improvements.

The Company intends to include the following (or substantially similar) language in the segment footnote of its future filings:

“The Company’s CODM evaluates the performance of its reportable segments and allocates resources based on segment Operating Income. This measure is used to assess profitability, guide decisions regarding capital investment, and evaluate the performance of segment leadership.”

2.

Please confirm that the expenses presented are the significant segment expenses provided to your chief decision maker, and consider labeling the expenses as significant segment expenses or other segment items. See ASC 280-10-50-26A and 26B.

The Company acknowledges the Staff’s comment and confirms that the expenses presented in the segment footnote represent the significant segment expenses provided to, and utilized by, the CODM in accordance with ASC 280-10-50-26A and 26B.

To address the Staff’s objective of providing clearer disclosure, the Company proposes to clarify in the narrative text of the segment footnote in future filings that these specific line items represent the significant segment expenses reviewed by the CODM.

The Company intends to include the following (or substantially similar) language in the segment footnote of its future filings:

“The specific line items in the tables represent the significant segment expenses reviewed by the CODM.”

Very truly yours

/s/ Leah C. Stearns

Leah C. Stearns
Senior Vice President and Chief Financial Officer